OWLshares Trust

312 Arizona Avenue

Santa Monica, CA 90401

April 12, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE: OWLshares Trust, File Nos. 333-207543 and 811-23106

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), OWLshares Trust (the “Registrant”) hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the registration statement on Form N-1A for the Registrant, file numbers 333-207543 and 811-23106, and all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on October 21, 2015.

The Registrant has determined to significantly alter the product and investment strategy and accordingly has decided to withdraw the Registration Statement and plans to subsequently file a new registration statement on Form N-1A. The Registration Statement has not been declared effective by the Commission, and no securities were sold in connection with the offering described in the Registration Statement. Therefore, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Robert Cromwell of Marino Partners LLP, at (914) 368-4525.

Very truly yours,

OWLshares Trust

By:	/s/ Benjamin Webster
Benjamin Webster
Trustee